Exhibit 99.1

Shanda Games Receives 12 Awards at the 2011 China Game Industry Annual

Conference and Announces Strategic Partnership with Snail Game

Hong Kong, China, January 20, 2012—Shanda Games Limited (“Shanda Games”) (Nasdaq: GAME), a leading online game developer, operator and publisher in China, announced today that Shanda Games received a total of twelve awards at the 2011 China Game Industry Annual Conference, held on January 9, 2012, in recognition of Shanda Games’ outstanding contributions in the online game industry.

•	Top Ten Most Anticipated Online Games: Dragon Ball Online, World Zero

•	Top Ten Most Popular Online Games: Dragon Nest, Legend of Immortals

•	Top Ten Most Popular Domestic Games: Legend of Immortals, The World of Legend

•	Top Ten Most Popular Casual Games: Maple Story

•	Top Ten Most Popular Domestic Mobile Games: Mobile version of The World of Legend

•	Top Ten Chinese Game Company

•	Top Chinese Game Company in Overseas Development

•	Most Influential Figures in China’s Game Industry: Alan Tan (Chairman and CEO of Shanda Games)

•	Newly Promoted Figures in China’s Game Industry: Guang Chen (Producer of Shanda Games)

Additionally, Shanda Games has entered into a definitive agreement with Suzhou Snail Electronics Corporation Limited (“Snail Game”), a leading online game developer and operator in China, regarding Age of Wushu, a 3D martial-arts adventure MMORPG developed by Snail Game. Pursuant to the agreement, Shanda Games will operate Age of Wushu with Snail Game, when Snail Game will be able to leverage Shanda Games expertise and resources for the game operation. Age of Wushu is one of the most anticipated 3D MMORPGs in China in 2012 and has received positive feedback from players since the close-beta testing in the fourth quarter of 2011.

“We are pleased to work with Snail Game, an online game company with strong content offerings,” said Mr. Alan Tan, Shanda Games’ Chairman and CEO. “This marks an important effort of Shanda Games to further cooperate with more content providers. We believe that the cooperation, which combines Shanda Games’ operational expertise and Snail Game’s game development, will be a win-win for both companies.”

“We are confident the cooperation will foster fast growth for both companies,” said Mr. Shi Hai, Snail Game’s President and CEO. “We look forward to further strengthening our cooperation with Shanda Games.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the future cooperation between Shanda Games and Snail Game, the growth of Age of Wushu and the development of the online game industry, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that the future cooperation between Shanda Games and Snail Game, the online game industry and Age of Wushu may fail to grow as expected, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (Nasdaq: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

About Snail Game

Snail Game is a leading online game development company in China. Started with the headquarter in Suzhou in 2000, it has set up three subsidiaries in Shanghai, the US and Russia, respectively. Through many years of research, Snail Game has developed its own game engine, providing a three-dimensional interaction, game, and entertainment experiences for its users. With its world-leading technological capacity and unique creative design ability, Snail Game is well known in this field. It has published games such as “Voyage Century”, “Age of Armor”, “5 Street”, “The Chosen”, “Heroes of Gaia”, “Ministry of War”, etc. For more information about Snail Game, please visit http://www.snailgame.net.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Manager

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5826-4939 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com